12012221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 48955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICE PONTES CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 CROW CANYON ROAD, SUITE 150
(No. and Street)

SAN RAMON (City) CA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID RICE (952) 362-9571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

43 CHARLES STREET (Address) NEEDHAM (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice Pontes Capital, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] 2/27/12

Signature

CFO

Title

[signature] 2/27/12

Notary Public

WILLIAM T. SOUZA JR.
COMM. NO. 1914924
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires Dec. 30, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICE PONTES CAPITAL, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

SANDLER & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

RICE PONTES CAPITAL, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

RICE PONTES CAPITAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2011

CONTENTS

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
43 Charles Street, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Independent Accountant's Report

To the Board of Directors of
Rice Pontes Capital, Inc.

We have audited the accompanying statement of financial condition of Rice Pontes Capital, Inc. (the "Company"), as of December 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rice Pontes Capital, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information on pages 9 and 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 24, 2012
Needham, Massachusetts

Sandler & Company, P.C.

Cayman Island Office: 27 Hospital Road, PO Box 1748, Grand Cayman, KY1-1109

RICE PONTES CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	18,746
Commissions receivable		3,842
Total assets	$	22,588

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Commissions payable	$	4,208
Accrued expenses		2,303
Total liabilities		6,511
Stockholders' equity		
Common stock, 1,000 shares authorized 200 issued and outstanding		12,735
Retained earnings		3,342
Total stockholders' equity		16,077
Total liabilities and stockholders' equity	$	22,588

The accompanying notes are an integral part of these financial statements.

RICE PONTES CAPITAL, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

Revenues	
Commission income	$ 926,720
Reimbursed expenses	23,146
Total revenues	949,866
Expenses	
Commissions	926,720
Occupancy and equipment rental	600
Other	4,563
Professional fees	17,183
State franchise tax	800
Total expenses	949,866
Net income	$ -

The accompanying notes are an integral part of these financial statements.

RICE PONTES CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$ 12,735	$ 3,342	$ 16,077
Net income	-	-	-
Balance, end of year	$ 12,735	$ 3,342	$ 16,077

The accompanying notes are an integral part of these financial statements.

RICE PONTES CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activites - changes in operating assets and liabilities:	
Commissions receivable	(862)
Commissions payable	(1,410)
Accrued expenses	1,850
Net cash used by operating activities	(422)
Net decrease in cash	(422)
Cash at beginning of year	19,168
Cash at end of year	$ 18,746

The accompanying notes are an integral part of these financial statements.

1. Description of Operations

Rice Pontes Capital, Inc. (the "Company"), was incorporated in the State of California in 1995. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, and provides various trading and brokerage services.

The Company has an agreement with a clearing broker on a fully disclosed basis. The clearing broker carries separate accounts for each of the Company's customers, and it processes all of their securities transactions, maintains custody of their cash and securities balances, and performs record keeping functions. Because the Company does not maintain possession or control of any customer funds or securities, it is exempt from the requirements of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending stockholder's equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2011. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Subsequent Events

Management has evaluated subsequent events through February 24, 2012, the date the financial statements were available to be issued.

3. Risk Concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash.

4. Related Party Transactions

Commission expense in the amount of $926,720 was paid to David Rice and Anthony Pontes collectively, who are the shareholders of the company.

The Company has an administrative agreement with an affiliated entity whereby during the year ended December 31, 2011 the Company incurred $600 in rent charges.

The shareholders reimbursed all of the Company's expenses to the Company, amounting to $23,146 in 2011.

5. Net Capital Requirements

The Company is required by SEC Rule 15c3-1 to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2011, the Company had net capital of $16,077, which exceeded its required net capital by $11,077. The Company's ratio of aggregate indebtedness to net capital was 0.41 to 1.

See independent accountant's report.

RICE PONTES CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Total stockholders' equity			$	16,077
Deductions				-
Net capital			$	16,077
Aggregate indebtedness				
Commissions payable	$	4,208		
Accrued expenses		2,303		
			$	6,511
Computation of net capital requirements				
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)			$	5,000
Excess net capital			$	11,077
Ratio of aggregate indebtedness to net capital				40.50%

See independent accountant's report.

RICE PONTES CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2011

The following is a reconciliation of the net capital per Form X-17A-5, Part II-A filing as of December 31, 2011:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	16,077
Adjustments		-
Net capital per above	$	16,077
Aggregate indebtedness as reported in the Company's Part II (unaudited) FOCUS report	$	6,511
Aggregate indebtedness, as reported herein	$	6,511

See independent accountant's report.

RICE PONTES CAPITAL, INC.

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)4 AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

YEAR ENDED DECEMBER 31, 2011

SANDLER &
COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
43 Charles Street, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Rice Pontes Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation ("SIPC") Assessments and Payments for the year ended December 31, 2011, which were agreed to by Rice Pontes Capital, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries which included the check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the period beginning January 1, 2011 and ending December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Needham, Massachusetts
February 24. 2012

Sandler & Company, P.C.

RICE PONTES CAPITAL, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2011

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2011	July 20, 2011	$ 1,065	$ 1,065
SIPC-7 general assessment for the fiscal year ended December 31, 2011	January 10, 2012	1,225	1,225
		$ 2,290	$ 2,290

Name of collection agent: Financial Industry Regulatory Authority

RICE PONTES CAPITAL, INC.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITOR'S ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)

YEAR ENDED DECEMBER 31, 2011

SANDLER &
COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
43 Charles Street, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Supplemental Report of Independent Auditors' on
Internal Control Required by SEC Rule 17a-5(g)

To the Board of Directors of
Rice Pontes Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rice Pontes Capital, Inc. ("the Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregated debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Consequently the Company does not have practices and procedures to ensure compliance with regulations applicable to those functions.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Needham, Massachusetts
February 24, 2012

Sullivan & Company, P.C.